UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

GANNETT CO., INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64704V106
(CUSIP Number)

April 2, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64704V106	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,833,100

	6	SHARED VOTING POWER
25,000

	7	SOLE DISPOSITIVE POWER
3,833,100

	8	SHARED DISPOSITIVE POWER
25,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,858,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.94%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	64704V106	Page 3 of 5

Item 1(a).	Name of Issuer: GANNETT CO., INC.

Item 1(b).	Address of Issuer's Principal Executive Offices: 7950 Jones Branch Drive, McLean, VA 22107-0910

Item 2(a).
Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman (“Mr. Cooperman”). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman, has an adult son named Michael S. Cooperman and has a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Shares held by Toby Cooperman, Michael S. Cooperman, the UTMA account for Asher Silvin Cooperman, the WRA Trust account, and the Individual Retirement Accounts of Toby and Michael S. Cooperman.

Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981.

Mr. Cooperman has investment discretion over the Shares held by the Uncommon Knowledge and Achievement, Inc. (the “Uncommon”), a 501(c)(3) Delaware charitable foundation.

Item 2(b).	Address of Principal Business Office or, if none, Residence: St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number: 64704V106

CUSIP No.	64704V106	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c); This Item 3 is inapplicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) (b)
Amount beneficially owned and
percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 3,858,100 Shares, which constitutes approximately 2.94% of the total number of Shares outstanding. This consists of 1,966,000 Shares owned by Mr. Cooperman; 402,600 Shares owned by Toby Cooperman; 1,000,000 Shares owned by the Foundation; 250,000 Shares owned by the WRA Trust; 204,500 Shares owned by Michael S. Cooperman; 10,000 Shares owned by the UTMA account for Asher Silvin Cooperman; and 25,000 Shares owned by the Uncommon.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,833,100

(ii)	Shared power to vote or to direct the vote: 25,000

(iii)	Sole power to dispose or to direct the disposition of: 3,833,100

(iv)	Shared power to dispose or to direct the disposition of: 25,000

CUSIP No.	64704V106	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 7, 2020

LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).